UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2013

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: June 18, 2013

___________________________________________

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON JULY 16, 2013

Notice is hereby given that the 2013 Annual General Meeting of Shareholders (the “Meeting”) of Camtek Ltd. (the “Company”) will be held on Tuesday, July 16, 2013 at 10:00 a.m. local time, at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, for the following purposes:

A)	To re-elect three (3) directors to serve on the Board of Directors of the Company until the conclusion of the 2014 annual general meeting of Shareholders; and

B)	To approve the 2012 annual monetary bonus of the Company's Active Chairman of the Board of Directors; Chief Executive Officer; and Executive Vice President, Business & Strategy;; and

C)
To re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors until the conclusion of the 2014 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services; and

D)	To receive and consider the auditors' report and the audited consolidated financial statements for the year ended December 31, 2012.

Shareholders of record at the close of business on Monday, June 17, 2013, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s share registry may vote in person or by proxy at the Meeting. If such joint owner is not present at the Meeting, the joint owner whose name appears thereafter may vote in person or by proxy at the Meeting, and so forth.

The proxy must be received by our transfer agent (no postage is required if mailed in the United States) or at our registered office in Israel 24 hours prior to the beginning of the Meeting, to be validly included in the tally of ordinary shares voted at the Meeting.

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the Meeting (whether in person or via proxy card). Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address, if the shareholder so requested. Such a request will be made in advance for a particular securities account.

By Order of the Board of Directors,

RAFI AMIT	ROY PORAT
Active Chairman of the Board of Directors	Chief Executive Officer

June 18, 2013

- ii -

____________________

PROXY STATEMENT
____________________

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value (the "Ordinary Shares"), of Camtek Ltd. (“We", “Camtek” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2013 Annual General Meeting of Shareholders (the "Annual General Meeting" or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2013 Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, July 16, 2013 at 10:00 a.m. (Israel time), at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel.

This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about June 18, 2013.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Annual General Meeting, resolutions be adopted as follows:  (A) to re-elect three (3) directors to serve on the Board of Directors of the Company until the conclusion of the 2014 annual general meeting of shareholders; (B) to approve the 2012 annual montery bonus to the Company's Active Chairman of the Board of Directors; Chief Executive Officer; and Executive Vice President, Business & Strategy; (C) to re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors until the conclusion of the 2014 annual general meeting of shareholders and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services; and (D) additionally, at the Meeting, the shareholders will be provided with the opportunity to receive and consider the auditors' report and the audited consolidated financial statements for the year ended December 31, 2012 (this item will not involve a vote of the shareholders).

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Monday, June 17, 2013, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote in person or by proxy at the Meeting and any adjournments or postponements thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his/her proxy will not be revoked. If specification is made by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. The failure to make a specification will be treated as a non-vote, which would be in essence a vote "against" any proposal that requires a majority of the quorum to approve such proposal. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present at the Meeting.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about June 18, 2013, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

QUOROM

The presence of two or more shareholders who hold in the aggregate at least 33 1/3% of the voting rights of the Company, present in person or by proxy and entitled to vote, within one half an hour from the time specified for the commencement of the Meeting, will constitute a quorum at the Meeting. If a quorum is not present within one half hour of the time specified for the commencement of the Meeting, the Meeting will be adjourned for one week to the same day, the same hour and the same place, or to a later date if so specified in the notice of the Annual General Meeting. If a quorum is not present within one half hour from the time set for the commencement of the adjourned Meeting, the Meeting will take place regardless of whether a quorum is present.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 5, 2013, the number of shares beneficially owned by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s issued and outstanding Ordinary Shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Priortech Ltd.(1)	16,919,739	56.31%
Rafi Amit(2)	17,014,799	56.63%
Yotam Stern(3)	17,060,939	56.78%
Avigdor Willenz	1,862,678	6.19%
Directors and executive officers as a group (12 persons)(4)	17,507,687	58.27%

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days as of June 5,  2013, are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Proxy Statement, the total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of June 5, 2013, is 220,600.

(2)
Mr. Amit directly owns 49,560 of our Ordinary Shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech.  As a result, Mr. Amit may be deemed to beneficially own the shares of the Company held by Priortech.  Mr. Amit disclaims beneficial ownership of such shares.

(3)
Mr. Stern directly owns 108,200 of our Ordinary Shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of the Company held by Priortech.  Mr. Stern disclaims beneficial ownership of such shares.

(4)
Includes Messrs. Amit’s and Stern’s interest in Ordinary Shares beneficially owned by Priortech. Our directors and executive officers as a group directly own 367,348 of our Ordinary Shares (and 220,600 options which have vested or will vest within 60 days of  June 5, 2013). Each of our directors and executive officers, other than Messrs. Amit and Stern, beneficially owns less than 1% of our outstanding Ordinary Shares (including options held by each such person which have vested or will vest within 60 days of June 5, 2013) and have therefore not been listed separately.

ITEM A

RE-ELECTION OF DIRECTORS

Pursuant to the Company's Articles, the Board of Directors shall consist of no less than five and no more than ten directors. The number of directors who presently serve as members of the Board of Directors is five.

Of the five directors currently presiding, three directors are considered independent directors under the Nasdaq Marketplace Rules ("Nasdaq Rules"), two of whom were elected at the 2012 annual general meeting of Shareholders to serve as external directors until September 13, 2015. Further, under the Companies Law 5759-1999 ("Companies Law"), our Board of Directors is required to determine the minimum number of directors who must have "accounting and financial expertise" (as such term is defined in regulations promulgated under the Companies Law). Our Board of Directors has determined that it will include at least two directors who have such "accounting and financial expertise". Our Board of Directors has determined that Mr. Rafi Amit, Mr. Yotam Stern, Mr. Eran Bendoly and Ms. Gabi Heller have the requisite "accounting and financial expertise".

Directors of the Company, who are not appointed to serve as external directors under the Companies Law, commence serving upon their appointment by our shareholders and until the conclusion of the next annual general meeting of shareholders.

At the Meeting, shareholders will be asked to re-elect the three directors of the Company who are not external directors (i.e., Mr. Bendoly, Mr. Amit and Mr. Stern) to the Board of Directors, following the recommendation of such nominees to the Board by the Company's independent directors in accordance with Nasdaq Rules (Mr. Eran Bendoly, one of the three nominees, is considered an independent director under the Nasdaq Rules and did not participate in the recommendation with respect to his nomination). The following is a brief biography of the three, based upon the records of the Company and information furnished to it by them:

RAFI AMIT

Mr. Amit has been serving as our Active Chairman of the Board of Directors since August 2010. Mr. Amit has served as our Chief Executive Officer from January 1998 until August 2010 and has served as Chairman of the Board of Directors since 1987 and until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

YOTAM STERN

Mr. Stern has served as an executive of the Company since January 1998 and since February 2001 has served as our Executive Vice President, Business & Strategy. He has also served as a member of our Board of Directors since 1987 and as Chairman of the Board of Directors from May 2009 until August 2010. From January 1998 until February 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech from 1981 until 2003 and as Priortech’s Chief Executive Officer since 2004 as well as serving as a director of Priortech since 1985. As of November, 2012 Mr. Stern also serves as Chief Executive Officer of P.C.B Technologies Ltd., our affiliate which is also controlled by Priortech Ltd. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

ERAN BENDOLY

Mr. Bendoly has served on our Board of Directors since November 2000. Currently, Mr. Bendoly serves as the Chief Executive Officer of Oliben Ltd. a private business consulting firm. From 2009 to 2012 Mr. Bendoly served as Chief Financial Officer of Expand Networks Ltd. Expand is a leading provider of wide area network optimization technology. From 2006 to 2008 Mr. Bendoly served as Chief Financial Officer of Personeta Inc., a leading vendor of intelligent network service creation platforms. From 2003 to 2006, Mr. Bendoly served as Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technology incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer.  From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium. Mr. Bendoly is considered an independent director under the Nasdaq Rules and qualifies as a financial expert for purposes of the Sarbanes-Oxley Act and the Nasdaq Rules.

The Company has received declarations from all three nominees, confirming their qualifications under the Companies Law to be elected as directors of the Company.

In the event that any of the nominees is unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy for such purpose, in accordance with their best judgment.  The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of the nominees.

The Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires the approval of the Compensation Committee and Board of Directors, followed by shareholder approval, in that order. Our directors, who are not external directors (within the meaning of the Companies Law), receive compensation as provided in regulations adopted under the Companies Law, except that Messrs. Rafi Amit and Yotam Stern do not receive any additional compensation for their service as our directors. Our Compensation Committee and Board of Directors have determined, in separate resolutions dated April 2, 2013, that the payment of a director's fee to Mr. Bendoly, will be equal to 70,000 NIS, and in addition, a participation fee in a sum of 2,200 NIS per meeting. As the payment amounts do not exceed the maximum amounts set forth in the Companies Regulations (Rules regarding Compensation and Expenses of an External Director) – 2000 and the Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000, the resolutions were exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000, unless one or more shareholders holding at least one percent of the issued and outstanding share capital of the Company or of the Company's voting rights, informs the Company of his/their objection to this relief within 14 days from the date of this Proxy Statement.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, is required to re-elect Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to the Board of Directors of the Company.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that: Mr. Rafi Amit, Mr. Yotam Stern and Mr. Eran Bendoly shall be re-elected to the Board of Directors of the Company, each of them for a term ending on the conclusion of the Annual General Meeting of 2014."

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM B

TO APPROVE THE 2012 ANNUAL MONETARY BONUS OF THE COMPANY'S ACTIVE CHAIRMAN OF THE BOARD OF DIRECTORS; CHIEF EXECUTIVE OFFICER; AND EXECUTIVE VICE PRESIDENT, BUSINESS & STRATEGY

On December 12, 2012, Amendment No. 20 to the Companies Law (“Amendment 20”) came into effect and revised the approval process of “office holders” compensation.

The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice general manager, deputy general manager and any officer that reports directly to the chief executive officer or any other person fulfilling any of the foregoing positions (even if such person’s title is different).

Amendment 20 stipulates that arrangements regarding the compensation of our Chief Executive Officer, Mr. Roy Porat, our Active Chairman of the Board, Mr. Rafi Amit, and our Executive Vice President, Business & Strategy, Mr. Yotam Stern (Messrs. Amit and Stern, together with a third party, may be deemed to control the Company) require the approval of our Compensation Committee,  Board of Directors and  shareholders, in that order  (Messrs. Amit, Stern and Porat shall be referred to herein individually as an "Executive" and collectively as the "Executives").

On March19, 2013, the Company’s Compensation Committee and the Board of Directors (with Messrs. Rafi Amit and Yotam Stern not participating) approved in two separate resolutions that, subject to the approval of the shareholders of the Company, the annual bonus for the year 2012 of Messrs. Amit, Stern and Porat, shall be as follows:

Executive	Maximum 2012 Annual Bonus	Recommended 2012 Annual Bonus
Rafi Amit	$105,000	$80,850
Yotam Stern	$43,200	$33,264
Roy Porat	$102,000	$75,990

The objectives applicable per each Executive, as well as their weight, were determined in accordance with the Executive’s position, the Executive’s individual roles, and the Company’s annual targets for 2012.

Our Compensation Committee and Board of Directors concluded that the Recommended 2012 Annual Bonus disclosed above duly reflects our Executives’ accomplishments with respect to their objective targets for 2012.

It is proposed that at the General Meeting, the following Resolution be adopted:

“RESOLVED that: in compliance with the requirements of the Companies Law, the 2012 annual monetary bonus of the Chief Executive Officer, Active Chairman of the Board of Directors and Executive Vice President, Business & Strategy, as approved by the Compensation Committee and the Board of Directors be, and the same hereby are, approved.”

The approval of the aforementioned resolution shall require a majority vote at the Meeting, provided that either (a) majority of the shares voted at the meeting, which are not held by controlling shareholders or shareholders with personal interest in approving the appointment (excluding personal interest not resulting from contacts with the controlling shareholder), not taking into account any abstentions, vote in favor of the election; or (b) the total number of shares referred to above, voted against the election of the external director, does not exceed two percent of the aggregate voting rights in the Company.

The Board of Directors recommends a vote FOR approval of this proposed Resolution. Whereas Messrs. Amit and Stern have an interest in the foregoing proposed resolution, Messrs. Amit and Stern have refrained from making a recommendation with respect to such resolution.

ITEM C

RE-APPOINTMENT OF INDEPENDENT AUDITORS

The Companies Law and our Articles of Association provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serves in this position until the conclusion of the following annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board of Directors shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

The Audit Committee recommends the reappointment of Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid as joint independent auditors of the Company until immediately following the next annual general meeting of shareholders. Somekh Chaikin, a member firm of KPMG International, was first appointed as the Company’s independent auditor at the 2006 annual general meeting of shareholders. Raveh Ravid was first appointed as the Company's independent auditor at the 2010 annual general meeting of shareholders. Although the two firms will serve as joint auditors, Somekh Chaikin, a member firm of KPMG International, will be a sole auditor for all SEC filings and reporting.

The following is the aggregate amount of fees paid by the Company to its principal auditor, Somekh Chaikin, for its services to the Company for the fiscal year ended December 31, 2012:

Audit fees………………… $223,904.

The affirmative vote of holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, is necessary for the reappointment of Somekh Chaikin and Raveh Ravid as joint independent auditors of the Company, and for authorizing the Board of Directors, following the Audit Committee’s recommendation, to determine the auditors’ fees for the term of their appointment.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that: (i) Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, be appointed as joint independent auditors of the Company until the conclusion of the 2014 annual general meeting of shareholders, while Somekh Chaikin will be a sole auditor for all SEC filings and reporting; and (ii) to authorize the Board of Directors of the Company to determine the fees for Somekh Chaikin and Raveh Ravid, at the Audit Committee’s recommendation, for the term of their appointment, according to the nature and volume of their services.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM D

RECEIPT AND CONSIDERATION OF THE AUDITORS' REPORT AND THE
AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditors' report and audited consolidated financial statements of the Company for the fiscal year ended December 31, 2012 will be presented. We will hold a discussion with respect thereto at the Meeting, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditors' report and audited consolidated financial statements, as well as our annual report on Form 20-F for year ended December 31, 2012 (filed with the Securities and Exchange Commission on April 11, 2013), may be viewed on our website – www.camtek.co.il – or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. None of the auditors' report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

RAFI AMIT	ROY PORAT
Active Chairman of the Board of Directors	Chief Executive Officer

June 18, 2013

FORM OF PROXY CARD

CAMTEK LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
JULY 16, 2013

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit and Yotam Stern or either one of them, as proxies, each with the power to appoint his or her substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 10:00 a.m., on Tuesday, July 16, at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek,, Israel, and any adjournment or postponement thereof (the "Meeting").

Shares represented by this Proxy will be voted in favor of all the matters to be presented to the Meeting, as described below. If specification is made by a shareholder on this Proxy, the shares represented thereby will be voted in accordance with such specification.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

July 16, 2013

Please date, sign and mail your proxy card in the envelope provided as soon as possible
_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS No. 1 TO 3
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1. To re-elect three directors to serve on the Board of Directors of the Company until the conclusion of the 2013 annual general meeting of shareholders. NOMINEES: Rafi Amit Yotam Stern Eran Bendoly	☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐

2. To approve the 2012 annual monetary bonus of the Company's Active Chairman of the Board of Directors; Chief Executive Officer; and Executive Vice President, Business & Strategy:

Rafi Amit (Active Chairman)
Roy Porat (CEO)
Yotam Stern (VP Business & Strategy)
	☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐

Are you a controlling shareholder or do you have a personal interest with respect to proposal no. 2 (excluding personal interest not resulting from contacts with the controlling shareholder)?

YES ☐ NO ☐

3. To re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company’s joint independent auditors until the conclusion of the 2014 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services
☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.

Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder _____________________________________  Date _________
Signature of Shareholder _____________________________________  Date _________

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.